2/20

785677

Follow-Up Materials

04035588

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development Bank

COMPANY ADDRESS:

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-4 FISCAL YEAR:

(03/94)

785677

04 FEB 20 AM 7:21

AFDB

AFRICAN DEVELOPMENT BANK GROUP

Ref: FTRY/LET/2003/09/003
Date: 16 FEB 2004

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities
And Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Dear Sir,

African Development Bank, File NO. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4

Dear Sir,

In accordance with Sections 288.2(a) and 288.4 of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, we transmit herewith the periodic Report of the Financial Statements of the African Development Bank for the quarter ended 30 September 2003.

Yours sincerely,

for Arunma Oteh

Treasurer

04 FEB 20 AM 7:21

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Section 288.2(a) and 288.4

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Section 288.2(a) and 288.4 of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act.

QUARTER ENDED 30 SEPTMBER 2003
AFRICAN DEVELOPMENT BANK (the "bank")
ABIDJAN, COTE D' IVOIRE

1. Information concerning purchase or sales by the Bank of its primary obligations during the quarter:

The bank borrowed the following amounts under its Global Debt Issuance Facility:

DESCRIPTION	***TRADE DATE***	**VALUE DATE**	**MATURITY DATE**	CALL DATE	**DEALER**
JPY 600 Million FELN due August 2028	8-Jul-03	31-Jul-03	1-Aug-28	1-Aug-04	Goldman Sachs
JPY 1 Billion FELN due August 2033	8-Jul-03	31-Jul-03	1-Aug-33	1-Aug-06	Mizuho Inter. Plc
JPY 1.6 Billion PRDC due August 2033	9-Jul-03	31-Jul-03	1-Aug-33	1-Aug-04	Mizuho Inter. Plc
JPY 600 Million PRDC due August 2033	9-Jul-03	4-Aug-03	1-Aug-33	1-Aug-04	Mizuho Inter. Plc
JPY 500 Million PRDC due July 2033	14-Jul-03	30-Jul-03	30-Jul-33	30-Jul-04	Citigroup Global Market
JPY 500 Million PRDC due August 2033	16-Jul-03	4-Aug-03	4-Aug-33	4-Aug-06	Citigroup Global Market
JPY 500 Million PRDC due March 2033	16-Jul-03	29-Jul-03	29-Mar-33	29-Mar-05	Daiwa SMBC Europe
JPY 1 Billion PRDC due August 2033	16-Jul-03	4-Aug-03	1-Aug-33	1-Aug-04	Daiwa SMBC Europe
JPY 1 Billion PRDC due March 2034	16-Jul-03	14-Aug-03	8-Mar-34	8-Mar-07	Goldman Sachs
JPY 1 Billion PRDC due August 2033	17-Jul-03	5-Aug-03	5-Aug-33	1-Aug-04	Nomura Inter. Plc
JPY 500 Million PRDC due August 2033	23-Jul-03	12-Aug-03	12-Aug-33	12-Aug-04	Tokyo-Mitsubishi plc
JPY 500 Million due August 2033	24-Jul-03	12-Aug-03	12-Aug-33	12-Aug-06	UFJ International Plc
USD 1 Billion due August 2008	24-Jul-03	1-Aug-03	1-Aug-08		GS/Lehman/ HSBC
JPY 500 Million PRDC due August 2033	29-Jul-03	18-Aug-03	19-Aug-33	19-Aug-04	Goldman Sachs
JPY 500 Million Capped PRDC due August 2033	29-Jul-03	26-Aug-03	26-Aug-33	26-Aug-04	Daiwa SMBC Europe

The Bank redeemed in full the following amount:

Description	Trade Date	Issue Date	Maturity Date	**CALL DATE**	Dealer
JPY 600 million Bermuda HRDC NC 1Yr	22-Jun-01	9-Jul-01	9-Jul-31	9-Jul-03	Daiwa SMBC Europe
JPY 500 Million Bermuda Callable	28-Jun-02	15-Jul-02	15-Jul-27	15-Jul-03	Daiwa SMBC Europe
JPY 500 Million Bermuda Callable	24-Jun-02	18-Jul-02	18-Jul-32	18-Jul-03	Tokyo-Mitsubishi plc
JPY 1.1 Billion Bermuda Callable PRDC	5-Jul-02	22-Jul-02	22-Jul-22	22-Jul-03	Shinkin International Ltd
JPY 2 billion Bermuda Callable PRDC	2-Jul-02	22-Jul-02	23-Jul-27	23-Jul-03	Goldman Sachs
JPY 1 Billion Bermuda Callable PRDC	4-Jul-02	25-Jul-02	26-Jul-32	26-Jul-03	Goldman Sachs
JPY 1 Billion Bermuda Callable PRDC	15-Jul-02	29-Jul-02	29-Jul-27	29-Jul-03	NikkoSSB
JPY 800 million Bermuda Callable PRDC	12-Apr-01	10-May-01	10-May-21	1-Aug-03	Nomura Inter. Plc
JPY 1.4 billion PRDC Bermuda Callable NC 1,2	9-May-01	5-Jun-01	3-Jun-21	1-Aug-03	Nomura Inter. Plc
JPY 1 billion RDCN Callable	24-May-01	18-Jun-01	18-Jun-31	1-Aug-03	Mizuho Inter. Plc
JPY 1 billion PRDC Bermuda callable	25-Jun-01	16-Jul-01	16-Jul-21	1-Aug-03	Nomura Inter. Plc
JPY 600 million PRDC Callable	29-Jun-01	25-Jul-01	1-Aug-31	1-Aug-03	Mizuho Inter. Plc
JPY 700 mln capped PRDC bermuda Callable	12-Jul-01	2-Aug-01	30-Jul-26	1-Aug-03	Nomura Inter. Plc
JPY 1.6 billion PRDC Bermuda Callable	12-Jul-01	2-Aug-01	30-Jul-26	1-Aug-03	Tokyo-Mitsubishi plc
JPY 500 million PRDC Bermuda Callable	29-May-02	18-Jun-02	2-Aug-27	1-Aug-03	Mizuho Inter. Plc
JPY 1 Billion PRDC Bermuda Callable	28-Jun-02	18-Jul-02	2-Aug-32	1-Aug-03	Tokyo-Mitsubishi plc
JPY 1.3 billion Bermuda PRDC Callable	12-Jul-00	1-Aug-00	3-Aug-20	1-Aug-03	Kokusaï Europe Ltd
JPY 1.4 billion Bermuda PRDC Callable	18-Jul-00	1-Aug-00	3-Aug-20	1-Aug-03	Goldman Sachs
JPY 500 million Bermuda PRDC Callable	6-Sep-00	25-Sep-00	25-Sep-20	1-Aug-03	Kokusaï Europe Ltd
JPY 550 MIlion Bermuda PRDC	21-Aug-01	10-Sep-01	1-Aug-31	1-Aug-03	Mizuho Inter. Plc
JPY 500 Million Bermuda Callable	11-Jul-02	1-Aug-02	1-Aug-17	1-Aug-03	Tokyo-Mitsubishi plc
JPY 700 Million Bermuda Callable PRDC	20-May-02	6-Jun-02	2-Aug-32	2-Aug-03	Kokusai Europe Ltd
JPY 600 MIlion Bermuda callable PRDC	8-Aug-01	20-Aug-01	30-Jul-21	1-Aug-03	Mizuho Inter. Plc
JPY 1.5 billion PRDC Callable	14-Jul-00	1-Aug-00	30-Jul-20	1-Aug-03	Nomura
JPY 1.1 billion Bermuda callable HRDC	26-Jul-01	15-Aug-01	15-Aug-31	15-Aug-03	Daiwa
JPY 1 billion Bermuda PRDC Non-Call 3 years	10-Jul-00	3-Aug-00	3-Aug-20	1-Aug-03	IBJ International
JPY 500 million Bermuda PRDC Callable	8-Sep-00	28-Sep-00	8-Mar-20	1-Aug-03	Goldman Sachs
JPY 500 Million Bermuda PRDC	5-Aug-02	27-Aug-02	27-Aug-32	28-Aug-03	Goldman Sachs

JPY 500 Million FELN Bermuda Callable	20-Aug-02	9-Sep-02	9-Sep-22	9-Sep-03	Daiwa SMBC Europe
JPY 1.3 Billion FELN Bermuda Callable	19-Aug-02	10-Sep-02	10-Sep-32	10-Sep-03	UFJ International Plc
JPY 500 Mllion Bermuda callable PRDC	17-Aug-01	11-Sep-01	11-Sep-31	11-Sep-03	Daiwa
JPY 500 Million FELN Bermuda Callable	22-Aug-02	17-Sep-02	17-Sep-32	17-Sep-03	NikkoSSB
JPY 600 Million FELN Bermuda Callable	27-Aug-02	24-Sep-02	24-Sep-32	24-Sep-03	NikkoSSB

2. Two copies of any material modifications or amendments during such quarter of any exhibit previously filed with the Commission under any statute:

   No material modifications or amendments of any exhibit previously filed with the Commission were made during the quarter.

3. Quarterly Financial Statements for the period ended September 2003.

Pursuant to the requirement of section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned thereunto duly authorized.

Yours Sincerely,

for **Arunma Oteh**

Treasurer

04 FEB 20 AM 7:21

CONFIDENTIAL

AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2003/212
28 November 2003
Prepared by: FFCO
Original : English/French

Probable Date of Board Presentation Not Applicable

FOR INFORMATION

MEMORANDUM

TO	:	THE BOARD OF DIRECTORS
FROM	:	Omar KABBAJ President
SUBJECT	:	ADB - FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003 *

In accordance with the Bank's Financial Regulations, please find attached the Financial Statements of the African Development Bank for the nine months ended 30 September 2003.

Attach :

Cc: The President

* Questions on this document should be referred to :

Mr. C.O. BOAMAH	Director	FFCO	Extension 2026
Mr. A.O. ODUKOMAIYA	Division Manager	FFCO	Extension 2105
Mr. N. NGWENYA	Chief Finance Officer	FFCO.1	Extension 3230

ADB FINANCIAL STATEMENTS
September 30 2003 and 2002

The financial highlights for the nine months ended September 30, 2003 are summarized below. The comparative financial statements and indicators for 1999 to 2003 are summarized in schedules **A** and **B** attached to this memorandum.

International Accounting Standard 39 (IAS 39), adopted by the Bank effective January 1 2001, requires among other things that all derivative financial instruments be marked to fair-value and reported on the balance sheet. Consistent with the position taken since 2001, "Operating Income", which is income before IAS 39 adjustments, is used as the basis for management decisions. Consequently, the ensuing discussions on the results focus on operating income.

1. Results of Operations

1.1 The operating income for the nine months ended September 30, 2003 of UA 75.20 million was UA 71.19 million lower than the amount of UA 146.39 million in 2002, primarily due to lower net interest income. The decrease in the interest income was due primarily to significant negative non-accrual income, as well as lower cash basis loan income compared to the amount received in the first nine months of last year. The net non-accrued income (i.e. non-accrued loan income net of cash basis income) amounted to UA 88.08 million in 2003, compared to UA 5.82 million for the comparative period in 2002 (see 1.4 below). The increase of UA 9.45 million in net administrative expenses in 2003 has also contributed to the lower operating income.

1.2 Net operational income for the nine months ended September 30, 2003 amounted to UA110.14 million compared to UA 174.52 million in 2002, representing a decrease of 36.89% from 2002. Loan income decreased by UA 112.14 million from UA 322.88 million in 2002 to UA 210.74 million this period. The decrease in loan income was partially offset by a UA 37.30 million decrease in interest expense. The decrease in loan income resulted from the combination of factors: significantly less cash basis income in 2003, a lower average loan balance during the period due mainly to significant loan prepayment and an overall decline in interest rates. Based on collectibility risk analyses under the revised provisioning policy, no additional provisions were necessary for public sector loans in the first nine months of 2003.

1.3 Borrowing expenses for the nine months ended September 30, 2003 amounted to UA 165.14 million, representing a 18.43% decrease from borrowing expenses of UA 202.44 million for 2002. This decrease is primarily due to lower interest rates in 2003.

1.4 Cash basis loan income received during the nine months, amounted to UA 18.19 million, compared to an amount of UA 33.12 million received during the same period in 2002. In accordance with the arrears clearance plan approved by the Board of Directors for the Democratic Republic of Congo on June 26, 2002, the amounts owed by the DRC net of partial repayments received from donors and the DRC were consolidated into new loans in 2002. With this consolidation, even though DRC was contractually current on its loans as of 30 September 2003, the country was retained in non-accrual status as of that date, pending a period of satisfactory performance following the restructuring. Under the DRC mechanism, arrears on charges, were consolidated into a new receivable and have therefore been reversed from the table of cumulative non-accrued income below. Cash basis loan income received during the first nine months of 2003 included UA 5.19 million relating to Democratic Republic of Congo. A summary of life-to-date interest on non-accrual loans follows.

(UA thousands)

Borrower	Cumulative at 01/01/2003	For the nine months ended 09/30/03	Revaluation Adjustment	Cumulative at 09/30/2003
Burundi	2 341	441	48	2 830
C.A. Republic	1 306	112	16	1 434
Comoros	5 393	294	71	5 758
Congo	56 431	(4 055)	(1 365)	51 011
Cote d'Ivoire	-	31 790	–	31 790
Liberia	76 632	2 618	(961)	78 289
Seychelles	5 125	1 086	83	6 294
Somalia	5 144	225	43	5 412
Sudan	27 700	3 011	(114)	30 597
Zimbabwe	48 884	10 669	(883)	58 670
Private Sector	6 487	717	(2 178)	5 026
Sub-Total	235 443	46 908	(5 240)	277 111
Dem. Rep. of Congo	32 236	41 169	5 869	79 274
TOTAL for 2003	**267 679**	**88 077**	**629**	**356 385**
Comparatives for 2002	**597 590**	**5 816**	**(9 540)**	**593 866**

1.5 In December 2002, the Board of Directors approved a revised policy for provisioning for loan losses, which requires that the adequacy of the accumulated provisions be determined based more directly on collectibility loss estimates. At September 30, 2003, public sector accumulated provisions represented 8.80% of public sector loans outstanding. Compared to the most recently available estimated loss range of 4.98% to 8.36%, the accumulated provisions at September 30, 2003 is higher than the upper limit of the estimated loss range and is under review in the last quarter of the year for possible downward revision. Provision for losses on Private Sector loans for the nine months amounted to UA 6.88 million resulting in cumulative provision on Private Sector loans at September 30, 2003 of UA 18.91 million.

1.6 No new provision for losses on the value of equity investments was deemed necessary during the period. The accumulated provision for probable losses on equity investments at September 30, 2003 comprises the following: 100% provision on BDEAC, BDEGL, Meridien-BIAO, NDBS, D.B. Zambia and D.B. Zimbabwe; 30% on PTA Bank; 50% on Msele Nedventures and Alexandria National Iron and Steel; 35% on South African Infrastructure Fund, and 15% on Zambia Venture Capital Fund.

1.7 Administrative expenses before management fees for the nine months ended September 30, 2003 and 2002 are made up of the following:

(UA thousands)

	2003		**2002**	
	UA	**%**	**UA**	**%**
Salaries	40 763	37.29	38 010	46.46
Benefits	40 328	36.89	21 615	26.42
Total Salaries & benefits	81 091	74.18	59 625	72.88
Other Personnel-related	1 329	1.22	1 507	1.84
Short-term staff	956	0.87	1 149	1.40
Consultancy	2 958	2.70	4 509	5.51
Total Manpower Expense	86 334	78.97	66 790	81.63
Missions	12 058	11.03	5 555	6.79
Furniture & Equipment	2 504	2.29	1 107	1.35
Occupancy	2 808	2.57	2 228	2.72
Communication	3 224	2.95	3 220	3.94
Other, net	2 395	2.19	2 919	3.57
Total Administrative Expenses	**109 323**	**100.00**	**81 819**	**100.00**

1.8 Total Administrative expenses increased by 33.62% over 2002. Administrative expenses for the nine months ended September 30, 2003 included UA 23.67 million incurred during the period for the temporary relocation of the Bank Group's operations to Tunisia and UA 1.98 million for the voluntary temporary relocation of dependents of staff members. Administrative expenses, net of management fees increased by UA 9.45 million or 42.34% from UA 22.32 million in 2002 to UA 31.77 million for the nine months ended September 30, 2003. A summary of total expenses from all sources (i.e. from the Bank administrative expense budget as well as from bilateral and other multilateral sources) is presented as Schedule C, for information only.

2. Financial Condition

2.1 Liquidity at September 30, 2003 excluding investments held to maturity that mature after three months and net of related swaps, amounted to UA 2 423.92 million per statement of cash flow. Total investments (net of swaps), including investments held to maturity, at September 30, 2003, amounted to UA 3 898.66 million.

2.2 Loan disbursements for the nine months ended September 30, 2003 amounted to UA 530.88 million, representing an increase of 50.34 percent over the disbursements of UA 353.11 million made during the nine months ended September 30, 2002.

2.3 Borrowings outstanding as at September 30, 2003 amounted to UA 5 971.48 million, compared to UA 4 964.25 million at September 30, 2002.

2.4 The Bank's reserves, net of cumulative currency translation adjustment (CCTA), increased by UA 10.42 million during the nine months, from UA 1 464.64 million as at 31 December, 2002 to UA 1 475.06 million as at September 30, 2003. The reserves of UA 1 475.06 million at September 30, 2003 included a cumulative unrealized net gain on non-trading derivatives (IAS 39 Adjustment) of UA 104.33 million. Cumulative translation losses (CCTA) increased from UA 454.84 million as at 31 December 2002 to UA 459.24 million as at September 30, 2003.

3. Selected Financial Indicators

See schedules A and B attached hereto.

4. Recommendation

The Board is invited to take note of the Financial Statements of the Bank for the nine months ended September 30, 2003.

Attchs.

SCHEDULE A

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Expressed in millions of UA)

NINE MONTHS ENDED SEPTEMBER 30	2003	2002	2001	2000	1999
OPERATIONAL INCOME AND EXPENSES					
Income from loans	210.74	322.87	344.43	340.60	344.96
Income from investments	71.41	54.09	103.50	61.97	46.63
Total operational income	282.15	376.96	447.93	402.57	391.59
Interest on borrowings	(162.68)	(199.28)	(259.06)	(253.24)	(256.23)
Provision for loan losses	(6.88)	-	(12.66)	(15.18)	(25.89)
Amortisation of issuance costs	(2.45)	(3.16)	(3.92)	(1.83)	(7.21)
Net operational income	110.14	174.52	172.29	132.32	102.26
OTHER EXPENSES, net					
Administration expenses	109.32	81.82	73.99	69.18	66.73
Management fees	(77.55)	(59.50)	(52.19)	(47.35)	(45.72)
	31.77	22.32	21.80	21.83	21.01
Other income	(0.81)	(1.00)	(0.98)	(1.00)	(1.01)
Depreciation	3.99	4.07	3.90	2.73	2.02
Provision for equity investments	-	2.30	(0.06)	-	-
(Gain)/loss on exchange	(0.01)	0.44	0.55	0.27	(0.27)
Total other expenses, net	34.94	28.13	25.21	23.83	21.75
Operating income	75.20	146.39	147.08	108.49	80.51
Unrealized net gains on derivatives - IAS 39 adjustment (Note A)	(3.41)	6.93	179.93	-	-
Net income	71.79	153.32	327.01	108.49	80.51
FINANCIAL INDICATORS/RATIOS					
(Before IAS 39 adjustments)					
(Decrease)/Increase in Loan Income(%)	(34.73)	(6.26)	1.12	(1.26)	(5.74)
Increase/ (decrease) in Investment Income(%)	32.02	(47.74)	67.02	32.90	(10.29)
(Decrease)/increase in Interest expense(%)	(18.36)	(23.08)	2.30	(1.17)	(4.72)
Increase in Other expenses(%)	24.21	11.58	5.79	9.56	(0.59)
(Decrease) /Increase in Net operational income(%)	(36.89)	1.29	30.21	29.40	(16.34)
Loan income/Interest expense ratio	1.30	1.62	1.33	1.34	1.35
(Decrease)/increase in Operating Income before app. to Special Reserve(%)	(48.63)	(0.47)	35.57	34.75	(19.78)
Interest coverage ratio (1.25x)*	1.46	1.72	1.56	1.43	1.31
FINANCIAL INDICATORS/RATIOS					
(After IAS 39 adjustments)					
Interest coverage ratio (1.25x)*	1.43	1.76	2.29	N/A	N/A

* Indicative parameters

Slight differences may occur in totals due to rounding

AFRICAN DEVELOPMENT BANK

SCHEDULE B

FINANCIAL HIGHLIGHTS

(Expressed in millions of UA)

BALANCE SHEETS AS AT SEPTEMBER 30	2003	2002	2001	2000	1999
ASSETS					
Due from banks	150.48	105.79	11.32	60.36	79.45
Demand obligations	3.80	22.84	26.12	11.09	11.58
Investments - trading	2,251.09	1,111.23	2,602.63	1,716.22	811.33
Investments - Held to maturity	1,667.18	1,105.05	-	-	-
Amounts receivable for currency swaps - borrowings	228.45	210.52	125.34	231.27	372.32
Amounts receivable for currency swaps - investments	54.14	133.07	251.36	-	-
Non-negotiable instruments	45.51	54.09	66.17	64.31	76.43
Accounts receivable	225.89	233.62	382.18	204.41	243.25
Outstanding loans	5,643.22	6,008.95	6,457.06	6,591.41	6,859.43
Accumulated provision for loan losses	(497.99)	(488.37)	(439.67)	(401.33)	(381.35)
Equity participations, net	165.42	160.72	164.93	165.62	159.68
Other assets	19.79	17.25	17.77	13.44	9.47
	9,956.97	**8,674.76**	**9,665.21**	**8,656.80**	**8,241.58**
LIABILITIES, CAPITAL & RESERVES					
Accounts payable	174.07	156.21	364.88	255.65	205.33
Amount payable for currency swaps - borrowings	253.64	25.57	21.29	5.20	-
Amount payable for currency swaps - investments	73.76	157.01	287.37	-	-
Borrowings	5,971.48	4,964.25	5,716.71	5,460.36	5,237.26
Capital	2,164.52	2,120.58	2,074.98	1,993.39	1,965.84
Arrears on subscriptions	(11.52)	(9.81)	(21.41)	(19.88)	(33.03)
Cumulative exchange adjustment on subscriptions	(144.04)	(132.22)	(129.66)	(124.96)	(120.16)
Reserves	1,934.30	1,846.73	1,796.59	1,526.25	1,393.75
Cumulative currency translation adjustment reserve	(459.24)	(453.58)	(445.54)	(439.21)	(407.41)
	9,956.97	**8,674.76**	**9,665.21**	**8,656.80**	**8,241.58**
FINANCIAL INDICATORS/RATIOS					
(Before IAS 39 adjustments)					
Average return on liquid funds(%)	3.11	3.21	6.03	5.41	5.31
Average cost of borrowings(%)	4.22	5.31	6.32	6.38	6.63
Average return on loans(%)	4.84	6.90	7.05	6.79	6.75
Total debt/Total callable capital(%) (80.00)*	31.33	25.08	29.60	32.50	37.62
Senior debt/Callable capital of non borrowing member (%) (80.00)*	60.74	46.70	48.02	46.92	63.12
Debt/Equity ratio(%)	181.75	152.61	186.55	191.24	192.11
Total Debt/Usable capital %	64.77	53.33	49.92	58.02	76.83
Reserve/Loan ratio (15.00%)*	33.10	29.90	25.70	22.58	19.94
Reserve/Debt ratio (%)	22.61	26.35	21.34	19.91	18.83
Disbursements (UA millions)	530.88	353.11	326.92	280.68	433.98
FINANCIAL INDICATORS/RATIOS					
(After IAS 39 adjustments)					
Debt/Equity ratio(%)	173.66	149.63	185.65	N/A	N/A
Debt/Usable capital %	63.13	53.11	47.81	N/A	N/A
Reserve/Loan ratio (15.00%)*	34.96	31.31	28.85	N/A	N/A
Reserve/Debt ratio (%)	24.70	28.06	24.58	N/A	N/A

AFRICAN DEVELOPMENT BANK

Schedule C

N DEVELOPMENT BANK GROUP
ateral & Multilateral Sources)
IAL HIGHLIGHTS - SEPTEMBER, 2003
of Administrative Expense
:ompany Codes)
; in thousands of UA

	ADB Admin. Budget	ADF	NTF	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES [Note 1]													TOTAL ALL SOURCES
Company Codes	2000	2100	2200		7010	7020	7030	7040		7050	7060	7070	7080	7090	7110	TOTAL	%	
PERSONNEL EXPENSES																		
	40,763			40,763	70	0	204	0		0	0	38	0	0	0	311	0.76%	41,074
	40,328			40,328	22	0	108	0		0	0	16	0	0	0	146	0.36%	40,474
:sonnel-related	1,329			1,329	0	0	0	0		0	0	0	0	0	0	0	0.00%	1,329
n staff	956			956	0	0	0	0		0	0	0	0	0	0	0	0.00%	956
ıcy	2,958			2,958	722	114	139	245		37	28	408	0	61	8	1,762	37.33%	4,720
:rsonnel Expenses	86,334	0	0	86,334	814	114	451	245	0	37	28	462	0	61	8	2,219	2.51%	88,553
- GENERAL EXPENSES																		
	12,058			12,058	0	0	78	0		0	0	0	0	6	0	84	0.69%	12,142
and Equipment	2,504			2,504	0	0	0	0		0	0	0	0	0	0	0	0.00%	2,504
:y	2,808			2,808	4	0	51	0		3	0	0	0	0	0	58	2.02%	2,866
ication	3,224			3,224	0	0	0	0		0	0	0	0	12	0	12	0.38%	3,236
t [Note 2]	2,395			2,395	282	0	766	0		13	0	17	0	24	0	1,102	31.51%	3,497
neral Expenses	22,989	0	0	22,989	286	0	894	0	0	16	0	17	0	42	0	1,256	5.18%	24,245
ADMINSTRATIVE EXPENSES	109,323	0		109,323	1,100	114	1,345	245	0	53	28	479	0	103	8	3,475		112,798
Cost Sharing	(77,549)	76,463	1,086	0														
trative Expenses (after Cost Sharing)	31,774	76,463	1,086	109,323														
% Distribution of Admin. Expenses by Source:	28.17%	0.07%	0.96%	96.93%	0.98%	0.10%	1.19%	0.22%		0.05%	0.02%	0.42%	0.00%	0.09%	0.01%	3.07%	100.00%	

ːral and Multilateral Sources
ıro Based Bilateral Grants
SD Based Bilateral Grants
SD Based Multilateral Grants
anadian Grants
enmark Grants
ORAD / Norway Grants
veden Grants
vitzerland Grants
panese Grants
nited Kingdom Grants

:, net
et" comprises primarily expenses incurred for regional member country training in
codes 7010 & 7030. For company 7090, this line item represents disbursements
Japanese Fellowship program.